Exhibit 99.1

28 September 2018

Midatech Pharma PLC

(“Midatech” or the “Company”)

Posting of Circular and Notice of General Meeting

Midatech Pharma Plc (AIM: MTPH, NASDAQ: MTP) is pleased to announce that further to the announcement dated 27 September 2018 regarding the proposed sale of Midatech Pharma US Inc, the Company will today be posting a circular to shareholders ahead of the General Meeting. A copy of the circular is now available for download on the Company's website at www.midatechpharma.com. The General Meeting will be held at the Company’s Corporate and R&D Headquarters.

The General Meeting will be held at 10 a.m. on 15 October 2018 at the offices of the Company at 65 Innovation Drive, Milton Park, Abingdon OX14 4RQ.

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For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com